===============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------------

                        Date of Report: October 14, 2003

                               CEMEX, S.A. de C.V.
             (Exact name of Registrant as specified in its charter)

                                   CEMEX Corp.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
                     Garza Garcia, Nuevo Leon, Mexico 64000
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   |X|       Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____               No   |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
================================================================================

                                    Contents

1 Press release announcing CEMEX's results for the third quarter of 2003 (attached hereto as exhibit 1).

2 Press release announcing non-dilutive equity offering by CEMEX and current selling shareholders (attached hereto as Exhibit 2).

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 CEMEX, S.A. de C.V.
                                                ----------------------
                                                     (Registrant)


Date:   October 14, 2003                     By:   /s/ Rafael Garza
     ------------------------                      ---------------------------
                                                   Name:  Rafael Garza
                                                   Title: Chief Comptroller

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION

1     Press release announcing CEMEX's results for the third quarter of 2003.

2 Press release announcing non-dilutive equity offering by CEMEX and current selling shareholders (attached hereto as Exhibit 2).

                                                                     EXHIBIT 1

CEMEX
[GRAPHIC OMITTED]

Stock Listing Information

NYSE  (ADR)
Ticker: CX

MEXICAN STOCK EXCHANGE
Ticker: CEMEX.CPO

Ratio of CEMEX.CPO to CX= 5:1



 Investor Relations

  In the United States
  1 877 7CX NYSE

  In Mexico
  52 (81) 8888 4292

  E-Mail
  ir@cemex.com

www.cemex.com

                                       Third
                                      quarter                       Third quarter
                             ------- -------- -------          --------------------
                               2003     2002  % Var.              2003    2002
---------------------------- ------- -------- ------- ---- ------------------------
Net Sales                     1,834    1,721      7%                % of Net Sales
---------------------------- ------- -------- ------- ---- ------------------------
Gross Profit                    791      761      4%             43.1%   44.2%
---------------------------- ------- -------- ------- ---- ------------ -----------
Operating Income                405      354     14%             22.1%   20.6%
---------------------------- ------- -------- ------- ---- ------------ -----------
Majority net income             140       17    749%              7.6%    1.0%
---------------------------- ------- -------- ------- ---- ------------ -----------
EBITDA                          570      505     13%             31.1%   29.3%
---------------------------- ------- -------- ------- ---- ------------ -----------
Free cash flow                  384      217     77%
---------------------------- ------- -------- ------- ---- ------------ -----------

---------------------------- ------- -------- -------
Net debt                      5,676    6,311   (10%)
---------------------------- ------- -------- -------
Net debt/EBITDA                 2.8      3.1
---------------------------- ------- -------- -------
Interest coverage               5.0      5.5
---------------------------- ------- -------- -------
Quarterly earnings per ADR     0.43     0.05    699%
---------------------------- ------- -------- -------
Average ADRs outstanding      323.3    304.2      6%
------------------------------------------------------------------------------------

In millions of U.S. dollars, except ratios and per-ADR amounts.

Average ADRs outstanding presented in millions of ADRs.


Consolidated Net sales increased 7% from the third quarter of 2002 to US$1,834 million. The increase was due to higher sales in Mexico, Spain, Colombia, Egypt, the Central America and Caribbean region, and in our Asia region.

Cost of Goods Sold as a percentage of net sales increased by 1.1 percentage points versus the year-earlier period, mainly due to higher energy and insurance costs, and a higher proportion of ready-mix sales.

Selling, General and Administrative Expenses (SG&A) decreased 5% versus the third quarter of 2002. As a percentage of sales, SG&A decreased 2.6 percentage points versus the third quarter of 2002 and 1.9 percentage points for the first nine months of the year versus the comparable period in 2002. The reduced SG&A and SG&A margin is due to our continuing efforts to reduce overhead; specifically, a significant reduction in travel expenses and external fees.

EBITDA increased 13% from a year ago to US$570 million, and our consolidated EBITDA margin increased from 29% in the year-earlier period to 31% in the third quarter of 2003. The two percentage-point increase is mainly due to higher sales volumes and lower SG&A.

Foreign Exchange Gain (loss) for the quarter was a loss of US$118 million, versus a loss of US$6 million in the year-earlier period. The loss was mainly due to the depreciation of the Mexican peso, and the appreciation of the Japanese Yen versus the U.S. dollar during the quarter.

Marketable Securities Gain (loss) for the quarter was a gain of US$6 million, versus a loss of US$247 million in the year-earlier period. The gain is explained by the increase in value of our derivatives position, mainly our equity forward contracts designed to hedge our stock option plans, and our interest rate derivatives, a portion of which is recognized through our income statement.

Majority Net Income for the quarter was US$140 million, versus US$17 million in the third quarter of 2002. The increase is mainly due to stronger sales in most of our markets and continued efforts to reduce costs, combined with the improvement in our marketable securities position versus the third quarter of 2002.

Net debt at the end of the third quarter was US$5,676 million, US$153 million lower than that of the second quarter of this year. The ratio of Net debt to EBITDA reached 2.8 times, versus 3.0 times at the end of the second quarter of 2003. Free cash flow in the amount of US$215 million was used to reduce net debt during the quarter; however, when expressed in U.S. dollars, net debt decreased by US$153 million due to the appreciation of the Japanese Yen and the Euro versus the U.S. dollar during the quarter.



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translation methodology Page 3 and other important disclosures.

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                                                         [GRAPHIC OMITTED] CEMEX

EBITDA & Free Cash Flow
--------------------------------------------------------------------------------------------------------
                                                       Third quarter              January-September
                                                -------- ------- --------     ------- ------ -----------
                                                   2003    2002   % Var.        2003   2002      % Var.
----------------------------------------------- -------- ------- -------- ----------- ------ -----------
Operating income                                    405     354      14%       1,095  1,057          4%
----------------------------------------------- -------- ------- -------- ----------- ------ -----------
+ Depreciation and operating amortization           165     151                  478    447
----------------------------------------------- -------- ------- -------- ----------- ------ -----------
EBITDA                                              570     505      13%       1,573  1,504          5%
----------------------------------------------- -------- ------- -------- ----------- ------ -----------
- Net financial expense                              91      79                  268    208
----------------------------------------------- -------- ------- -------- ----------- ------ -----------
- Capital expenditures                               96     106                  261    285
----------------------------------------------- -------- ------- -------- ----------- ------ -----------
- Change in working capital                        (34)      62                   53    148
----------------------------------------------- -------- ------- -------- ----------- ------ -----------
- Taxes paid                                         13      24                   57    133
----------------------------------------------- -------- ------- -------- ----------- ------ -----------
- Preferred dividend payments                         7       7                   21     28
----------------------------------------------- -------- ------- -------- ----------- ------ -----------
- Other cash items                                   13      10                   39     46
----------------------------------------------- -------- ------- -------- ----------- ------ -----------
Free cash flow                                      384     217      77%         874    656         33%
----------------------------------------------- -------- ------- -------- ----------- ------ -----------


In millions of U.S. dollars.

During the quarter, US$384 million of free cash flow was used as follows: US$215 million to reduce net debt, however net debt was reduced by US$153 million during the quarter as a result of foreign exchange rates movements in the amount of US$62 million; US$120 million to acquire the cement assets of Dixon-Marquette Cement, and other investments; US$13 million to reduce notional amount of equity derivatives; US$31 million in interest payments in excess of accrued interest; and US$5 million in other uses.

EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income which CEMEX considers to be the most comparable measure as determined under generally accepted accounting principles in Mexico (GAAP). Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such does not have such GAAP cash flow measures to present as comparable to EBITDA or free cash flow.

Debt Related Information

[GRAPHIC OMITTED]

                                   Third quarter             Second quarter                                     Third quarter
                              -----------------------    --------------------                                   --------------
                                2003     2002  % Var.                2003                                        2003    2002
---------------------------- ------- -------- ------- -- ------- -------- ---     ----------------------------------- --------
Total debt                    5,368    5,931    (9%)               5,824          Currency denomination
---------------------------- ------- -------- ------- -- ------- -------- ---
     Short term                 21%      32%                         34%
---------------------------- ------- -------- ------- -- ------- -------- ---     ----------------------------------- -------
     Long term                  79%      68%                         66%          U.S. Dollar                    75%     76%
---------------------------- ------- -------- ------- -- ------- -------- ---     ----------------------------------- -------
Equity obligations              716      716      0%                 716          Japanese Yen                   13%     12%
---------------------------- ------- -------- ------- -- ------- -------- ---     ----------------------------------- -------
Cash & cash equivalents         409      336     22%                 711          Euro                           11%     11%
---------------------------- ------- -------- ------- -- ------- -------- ---     ----------------------------------- -------
Net debt                      5,676    6,311   (10%)               5,829          Other                           1%      1%
---------------------------- ------- -------- ------- -- ------- -------- ---     ----------------------------------- -------
Interest expense                 94       89                          96          Interest rate
---------------------------- ------- -------- ------- -- ------- -------- ---
Preferred dividends               7        7                           6
---------------------------- ------- -------- ------- -- ------- -------- ---     ----------------------------------- -------
Interest coverage               5.0      5.5                         4.9          Fixed                          69%     37%
---------------------------- ------- -------- ------- -- ------- -------- ---     ----------------------------------- -------
Net debt/EBITDA                 2.8      3.1                         3.0          Variable                       31%     32%
---------------------------- ------- -------- ------- -- ------- -------- ---     ----------------------------------- -------
Capitalization ratio          44.4%    47.5%                       46.9%          Fixed deferred                  0%     31%
---------------------------- ------- -------- ------- -- ------- -------- ---     ----------------------------------- -------

In millions of U.S. dollars, except ratios.

Other developments

On August 8, 2003 we amended and increased our existing U.S. Commercial Paper Program to US$400 million until August 2005. The transaction involved 16 relationship banks.

During the third quarter we launched through one of our subsidiaries in Europe a new two and three-year multi-tranche loan in Euros, Dollars and Yens. The transaction was successfully over-subscribed and will be increased to US$1.15 billion equivalent. This transaction is not yet closed. The proceeds will be applied to repurchase the remaining US$650 million in Preferred Equity and to refinance US$400 million outstanding under a Revolving Credit Facility, both of which mature in 2004.



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translation methodology Page 3 and other important disclosures.

                                                         [GRAPHIC OMITTED] CEMEX


Equity Related Information


One CEMEX ADR represents five CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning of quarter CPO-equivalent units outstanding          1,615,311,339
------------------------------------------------------ ----------------------

   Net effect of share repurchase program                          3,318,700
   Exercise of stock options not hedged                              397,293
   Change in the number of CPOs held in subsidiaries                   2,505

End of quarter CPO-equivalent units outstanding                1,619,029,837
------------------------------------------------------ ----------------------

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.


Employee stock options plans

As of September 30, 2003, directors, officers and other employees under our employee stock options plans had outstanding options to acquire 149,764,397 CEMEX CPOs. Of the total options outstanding, 94.9% are hedged through equity forward agreements and will not dilute existing shares when exercised. The total amount of these options programs represents 9.3% of total CPOs outstanding.

Derivative Instruments
--------------------------------------------------------------------------------

CEMEX periodically utilizes derivative financial instruments such as interest rate and currency swaps, currency and equity forward contracts, options and futures in order to achieve our funding strategy and to hedge our stock options plans and other equity related obligations.

The following table shows the notional amount for each type of derivative instrument, and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.



                                                   Third quarter         Second quarter
                                              -------------------       -----------------
Notional amounts                                  2003    2002                 2003
---------------------------------------------- -------- ------- --- ------- -------- ----
Equity *                                         1,532   1,431                1,544
Foreign Exchange                                 3,090   3,190                3,290
Interest Rate                                    3,233   4,294                3,576
---------------------------------------------- -------- ------- --- ------- -------- ----
Estimated aggregate fair market value            (162)   (461)                (223)
---------------------------------------------- -------- ------- --- ------- -------- ----

In millions of U.S. dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts, quoted market prices, as well as the other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair values of the underlying hedge transactions and the overall reduction in the company's exposure to the risks being hedged.

* The aggregate weighted average exercise price on September 30, 2003 for CEMEX's outstanding stock options, warrants and the CAH obligation described in prior quarterly reports was US$25.28 per ADR. On that same date, the aggregate weighted average strike price of CEMEX's equity forward agreements put in place to hedge our obligations under the abovementioned stock options was US$22.97 per ADR.

Under Mexican GAAP ("Bulletin C-2"), companies are required to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair values recorded on the income statement. The exceptions to the rule, as they refer to CEMEX, are presented when transactions are entered for hedging purposes. In such cases, the related derivative financial instruments should be valued using the same valuation criteria applied to the hedged asset, liability or equity instrument. CEMEX has recognized increases in assets and liabilities, which resulted in a net liability of US$623 million, arising from the fair value recognition of its derivatives portfolio as of September 30, 2003. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities or equity transactions on which the derivatives are being entered into.



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translation methodology Page 3 and other important disclosures.

                                                         [GRAPHIC OMITTED] CEMEX



Other Activities
--------------------------------------------------------------------------------

CEMEX announces non-dilutive equity offering

On October 1, 2003, CEMEX announced that it and certain selling ADS holders intend, subject to market and other conditions, to commence a public offering of
25.5 million of its American Depositary Shares plus up to an additional 15% of that amount to cover over-allotments. This transaction will not increase the number of shares outstanding and thus will not dilute existing shareholders.

The ADSs are being offered in connection with the unwinding of several forward contracts entered into between certain banks, including the selling ADS holders, and CEMEX. The proceeds of the offering will be applied against certain amounts CEMEX is obligated to pay under these forward contracts, with any excess paid to CEMEX.

Subject to market conditions, CEMEX intends to use a portion of the net proceeds available to it to conduct a cash tender offer for all or a portion of its outstanding appreciation warrants, including appreciation warrants represented by American Depositary Warrants (NYSE: CX.WSB). However, CEMEX is under no obligation to proceed with the appreciation warrant tender offer.


Subsidiary of CEMEX Inc. acquires Dixon-Marquette Cement assets

On September 25, 2003, a subsidiary of CEMEX, Inc. acquired the cement assets of Dixon-Marquette Cement for a total purchase price of approximately US$84 million. Located in Dixon, Illinois, the single cement facility has an annual production capacity of 560,000 metric tons.

This acquisition strengthens our position in the Midwest region of the U.S. and it is expected that it will contribute about US$12 million in EBITDA per year, excluding synergies.



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translation methodology Page 3 and other important disclosures.

                                                          [GRAPHIC OMITTED]CEMEX

Operating Results - Mexico
--------------------------------------------------------------------------------

In Mexico, net sales were US$663 million, an increase of 5% versus the third quarter of 2002.

Domestic gray cement volume increased 1% in the quarter and 4% for the first nine months of the year versus the comparable periods of last year. Weather was an important factor affecting cement demand, with unusually high precipitation levels in August and September, when compared to the same months of 2002. The main drivers of demand in Mexico continue to be infrastructure projects and low-income housing.

CEMEX's average realized gray cement price in Mexico increased 2% in constant pesos versus the third quarter of 2002, and decreased 2% in dollar terms. The average ready-mix price remained flat in constant pesos and decreased 5% in dollar terms compared with the third quarter of 2002.

The average cash cost of goods sold per metric ton decreased 16% in dollar terms versus the third quarter of 2002, mostly due to lower fixed costs, and the effect of the depreciation of the Mexican peso between September 2002 and September 2003.


United States
--------------------------------------------------------------------------------

Net sales for CEMEX's U.S. operations during the third quarter were US$471 million, a decrease of 1% compared to the year-earlier period.

Domestic cement volume increased 3% during the third quarter of 2003 compared to the year-earlier period, while the ready-mix volume decreased 1%. The increase in cement volume was mainly due to pent up demand built during the previous quarter as a result of bad weather conditions in the Southeast, combined with strong sales in the Midwest. The residential sector continues to benefit from low interest rates, while spending on infrastructure remains stable, but at a low level.

The average realized cement price decreased 2% versus the third quarter of 2002, while the average ready-mix price remained flat versus the same period a year ago.

The average cash cost of goods sold per metric ton increased 3% versus the third quarter of 2002, due mainly to higher energy and insurance costs.


Spain
--------------------------------------------------------------------------------

Net sales for CEMEX Spain during the quarter were US$280 million, an increase of 25% versus the year-earlier period. Domestic cement volume increased 2% during the quarter compared to the same period a year ago. Ready-mix volume increased 9% for the quarter versus the year-earlier period. Our Spanish operations continue to benefit from the high level of construction activity in the country. Residential construction is at a high level, fueled by low interest rates, while infrastructure spending also remains at a high level due to Spain's infrastructure program.

The average domestic cement price decreased 1% in euros and increased 13% in dollar terms compared to the year-earlier period. The average ready-mix price decreased 2% in euros and increased 13% in dollar terms versus the third quarter of 2002.

The average cash cost of goods sold per metric ton increased 29% in dollar terms versus the third quarter of 2002. The increase in cash costs, when expressed in dollar terms, is due to the appreciation of the euro versus the U.S. dollar between September 2002 and September 2003.



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translation methodology Page 3 and other important disclosures.

                                                         [GRAPHIC OMITTED] CEMEX

Venezuela
--------------------------------------------------------------------------------

Domestic cement volume for CEMEX's Venezuelan operations decreased 11% compared to the third quarter of 2002, while ready-mix volume decreased 6%. Cement demand from the self construction sector was strong during the quarter; however there is still limited investment in infrastructure

Export volume from the company's Venezuelan operations during the third quarter increased 37% compared to the year-earlier period. The North America and Caribbean regions accounted for 66% and 34% of CEMEX Venezuela's third quarter exports, respectively.

Domestic cement prices decreased 6% in constant Bolivar terms and increased 7% in dollar terms compared to the third quarter of 2002. During the third quarter of 2003, the average ready-mix price increased 5% in constant Bolivar terms, and increased 20% in dollar terms compared to the year-earlier period.

The average cash cost of goods sold per metric ton increased 20% in dollar terms compared to the third quarter of 2002. The increase is due to major maintenance performed in one of our cement kilns during the quarter, whereas this maintenance did not occur in the third quarter of last year.


Colombia
--------------------------------------------------------------------------------



During the third quarter of 2003, domestic cement volume for the Company's Colombian operations increased 12%, while ready-mix volume increased 39% versus the year-earlier period. Private residential construction coupled with infrastructure investment in transportation have been the main drivers of cement and ready mix demand. The self construction sector is growing but at a low rate.

CEMEX's average realized cement price in Colombia was 4% higher in Colombian pesos and 2% lower in dollar terms versus the third quarter of 2002. The average ready-mix price increased 5% in Colombian pesos and remained flat in dollar terms versus the year-earlier period.

The average cash cost of goods sold per metric ton increased 42% in dollar terms versus the third quarter of 2002. The increase is due to major maintenance performed in one of our cement kilns during the quarter, whereas last year we did not perform major maintenance in our kilns.


Other Operations
--------------------------------------------------------------------------------

Net sales for our Central American and Caribbean operations increased 4% versus the third quarter of last year. The increase is mainly due to a strong performance of our operations in Panama, Costa Rica, and the incorporation of Puerto Rican Cement. Domestic cement volume remained flat versus the third quarter of last year, while Ready-mix volume increased 26% primarily due to higher volumes in al of our markets, as well as the incorporation of Puerto Rican Cement, which has sizeable ready mix operations and was included in the consolidated results for two months during the third quarter of 2002.

In Egypt, net sales and domestic cement volume increased 9% and 1% respectively versus the third quarter of 2002. Investment in infrastructure remains as the main driver of demand, while spending in the commercial and tourism sectors remains at a low level.

The average domestic cement price in Egypt increased 25% in Egyptian pounds and decreased 6% in dollar terms versus the third quarter of 2002.

Our Asian operations, which include the Philippines, Thailand, Taiwan and Bangladesh, increased Net sales by 18% versus the third quarter of 2002, as all of our markets experienced an improvement in sales, while domestic cement volume decreased 5%. Our weighted average domestic cement prices in the region increased 18% in dollar terms versus the same period a year ago. Activity in the construction sector in the Philippines remains at a low level, driven mainly by decreased government spending in infrastructure. Cement demand was also affected during the quarter by a prolonged rainy season.




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translation methodology Page 3 and other important disclosures.

                                                         [GRAPHIC OMITTED] CEMEX



Consolidated Income Statement & Balance Sheet

CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of U.S. Dollars, except per ADR amounts)


                                                       January - September                         Third quarter
INCOME STATEMENT                                       2003            2002      % Var.         2003          2002      % Var.
-----------------------------------------------------------------------------------------   ------------------------------------
Net Sales                                          5,288,249       4,938,219       7%        1,834,365      1,720,850       7%
Cost of Sales                                     (3,049,114)     (2,718,974)      12%      (1,043,323)      (959,399)      9%
-----------------------------------------------------------------------------------------   ------------------------------------
Gross Profit                                       2,239,135       2,219,245       1%         791,042         761,451       4%
Selling, General and Administrative Expenses      (1,143,973)     (1,161,850)     (2%)       (386,320)       (407,456)     (5%)
-----------------------------------------------------------------------------------------   ------------------------------------
Operating Income                                   1,095,162       1,057,395       4%         404,722         353,995      14%
      Financial Expenses                            (282,164)       (246,360)      15%        (93,588)        (88,547)      6%
      Financial Income                                13,953          38,662      (64%)         2,168           9,378     (77%)
      Exchange Gain (Loss), Net                     (140,138)        (72,070)      94%       (117,756)         (5,620)    1995%
      Monetary Position Gain (Loss)                  233,306         255,377      (9%)         68,313          83,067     (18%)
      Gain (Loss) on Marketable Securities           (34,335)       (324,448)     (89%)         6,425        (246,704)     N/A
Total Comprehensive Financing (Cost) Income         (209,379)       (348,840)     (40%)      (134,438)       (248,426)    (46%)
      Other Expenses, Net                           (264,601)       (281,004)      (6%)       (91,271)        (73,894)     24%
-----------------------------------------------------------------------------------------   ------------------------------------
Net Income Before Income Taxes                       621,182         427,551       45%        179,012          31,675      465%
Income Tax                                           (75,047)        (49,911)      50%        (23,133)         (3,718)     522%
Employees' Statutory Profit Sharing                   (7,711)         (8,876)     (13%)        (2,714)         (3,528)    (23%)
Total Income Tax & Profit Sharing                    (82,759)        (58,787)      41%        (25,847)         (7,246)     257%
-----------------------------------------------------------------------------------------   ------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                    538,423         368,763       46%        153,165          24,429     527%
Participation in Unconsolidated Subsidiaries          17,133          21,417      (20%)         3,138           9,281    (66%)
Consolidated Net Income                              555,556         390,180       42%        156,303          33,710     364%
Net Income Attributable to Min. Interest              27,027          34,386      (21%)        16,072          17,191     (7%)
MAJORITY INTEREST NET INCOME                         528,529         355,794       49%        140,231          16,519     749%
-----------------------------------------------------------------------------------------   ------------------------------------

EBITDA                                             1,572,962       1,504,406        5%        569,986         505,065     13%
Earnings per ADR                                        1.69            1.20       41%           0.43            0.05    699%
-----------------------------------------------------------------------------------------   ------------------------------------


                                                         As of September 30
BALANCE SHEET                                          2003            2002      % Var.
---------------------------------------------------------------------------------------------------------------------------------
Total Assets                                       16,201,050      16,290,214     (1%)
     Cash and Temporary Investments                   408,678         336,316      22%
     Trade Accounts Receivables                       443,787         653,313     (32%)
     Other Receivables                                466,098         423,745      10%
     Inventories                                      686,004         719,862      (5%)
     Other Current Assets                              92,017         127,206     (28%)
Current Assets                                      2,096,584       2,260,442      (7%)
Fixed Assets                                        8,906,298       8,817,613      1%
Other Assets                                        5,198,169       5,212,159      (0%)
-------------------------------------------------------------------------------------------
Total                                               8,829,701       9,150,072      (4%)
Liabilities
Current                                             2,730,423       3,558,761     (23%)
Liabilities
Long-Term Liabilities                               4,254,781       4,031,981       6%
Other                                               1,844,497       1,559,330      18%
Liabilities
-------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                   7,371,350       7,140,141      3%
Stockholders' Equity Attributable to
   Minority Interest                                1,173,812       1,210,705     (3%)
Stockholders' Equity Attributable to
   Majority Interest                                6,197,538       5,929,436      5%
--------------------------------------------------------------------------------------------------------------------------------





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                                                                         Page 7
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                                                         [GRAPHIC OMITTED] CEMEX

Consolidated Income Statement & Balance Sheet

CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of Mexican Pesos in real terms as of September 31, 2003 except per ADR amounts)

                                                        January - September                          Third quarter
INCOME STATEMENT                                       2003            2002      % Var.           2003           2002     % Var.
---------------------------------------------------------------------------------------------------------------------------------
Net Sales                                         58,170,737      54,334,489      7%         20,178,018      18,934,257       7%
Cost of Sales                                    (33,540,255)    (29,916,465)     12%       (11,476,558)    (10,556,128)      9%
----------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                      24,630,482      24,418,023      1%          8,701,460       8,378,129       4%
Selling, General and Administrative Expenses     (12,583,701)    (12,783,665)     (2%)       (4,249,518)     (4,483,170)     (5%)
----------------------------------------------------------------------------------------------------------------------------------
Operating Income                                  12,046,781      11,634,359      4%          4,451,941       3,894,959      14%
      Financial Expenses                          (3,103,804)     (2,710,661)     15%        (1,029,466)       (974,270)      6%
      Financial Income                               153,482         425,392     (64%)           23,844         103,181     (77%)
      Exchange Gain (Loss), Net                   (1,541,519)       (792,975)     94%        (1,295,316)        (61,833)    1995%
      Monetary Position Gain (Loss)                2,566,361       2,809,870     (9%)           751,440         913,970    (18%)
      Gain (Loss) on Marketable Securities          (377,688)     (3,569,856)    (89%)           70,675      (2,714,451)     N/A
Total Comprehensive Financing (Cost) Income       (2,303,168)     (3,838,231)    (40%)       (1,478,823)     (2,733,403)    (46%)
      Other Expenses, Net                         (2,910,615)     (3,091,849)     (6%)       (1,003,982)       (813,041)     23%
----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                     6,832,999       4,704,279      45%         1,969,137         348,514      465%
Income Tax                                          (825,519)       (549,168)     50%          (254,468)        (40,912)     522%
Employees' Statutory Profit Sharing                  (84,825)        (97,662)    (13%)          (29,850)        (38,820)    (23%)
Total Income Tax & Profit Sharing                   (910,344)       (646,830)     41%          (284,318)        (79,732)     257%
----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                  5,922,655       4,057,450      46%         1,684,819         268,782     527%
Participation in Unconsolidated Subsidiaries         188,464         235,646     (20%)           34,513         102,119    (66%)
Consolidated Net Income                            6,111,119       4,293,095      42%         1,719,332         370,902     364%
Net Income Attributable to Min. Interest             297,296         378,343     (21%)          176,792         189,146     (7%)
MAJORITY INTEREST NET INCOME                       5,813,823       3,914,753      49%         1,542,540         181,755     749%
----------------------------------------------------------------------------------------------------------------------------------

EBITDA                                            17,302,582      16,552,757       5%         6,269,844       5,557,154      13%
Earnings per ADR                                       18.62           12.22      52%              4.77            0.55     760%
----------------------------------------------------------------------------------------------------------------------------------



                                                       As of September 30
BALANCE SHEET                                          2003            2002      % Var.
----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                      178,211,555     179,238,809     (1%)
     Cash and Temporary Investments                 4,495,457       3,700,438     21%
     Trade Accounts Receivables                     4,881,656       7,188,303    (32%)
     Other Receivables                              5,127,079       4,662,409     10%
     Inventories                                    7,546,044       7,920,537     (5%)
     Other Current Assets                           1,012,183       1,399,624    (28%)
Current Assets                                     23,062,419      24,871,311     (7%)
Fixed Assets                                       97,969,278      97,018,886      1%
Other Assets                                       57,179,858      57,348,613     (0%)
-------------------------------------------------------------------------------------------
Total                                              97,126,708     100,676,900     (4%)
Liabilities
Current                                            30,034,653      39,156,526    (23%)
Liabilities
Long-Term Liabilities                              46,802,590      44,363,294      5%
Other                                              20,289,466      17,157,081     18%
Liabilities
-------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                  81,084,848      78,561,908      3%
Stockholders' Equity Attributable to
   Minority Interest                               12,911,932      13,321,205     (3%)
Stockholders' Equity Attributable to
   Majority Interest                               68,172,915      65,240,704      4%

--------------------------------------------------------------------------------------------------------------------------------



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                                                                         Page 8

                                                         [GRAPHIC OMITTED] CEMEX






Operating Summary per Country

In thousands of U.S. dollars

                                                 January - September                                 Third quarter
                                              -----------------------                    --------------------------
NET SALES                                       2003         2002           % Var.             2003         2002       % Var.
-------------------------------------------------------------------------------------------------------------------------------
Mexico                                        1,975,647    1,844,118            7%          663,249       632,599         5%

U.S.A.                                        1,272,641    1,344,018           (5%)         470,733       477,748        (1%)

Spain                                           848,220      689,015           23%          279,953       224,425        25%

Venezuela                                       223,085      214,857            4%           79,540        78,517         1%

Colombia                                        153,758      135,390           14%           58,702        49,441        19%

Egypt                                            93,296      110,867          (16%)          38,942        35,801         9%

Central America & the Caribbean region          435,521      360,882           21%          151,403       146,084         4%

Asia region                                     143,111      138,080            4%           45,214        38,362        18%
---------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations            142,970      100,992           42%           46,629        37,873        23%
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                         5,288,249    4,938,219            7%        1,834,365     1,720,850         7%
=================================================================================================================================


GROSS PROFIT
----------------------------------------------------------------------------------------------------------------------------------

Mexico                                        1,141,710    1,097,079            4%          389,576       364,881         7%

U.S.A.                                          397,605      479,102          (17%)         160,004       178,127       (10%)

Spain                                           300,854      261,775           15%           93,160        86,153         8%

Venezuela                                       103,366      103,718           (0%)          38,589        38,855        (1%)

Colombia                                         83,335       73,737           13%           31,341        27,402        14%

Egypt                                            40,274       43,220           (7%)          19,852        16,068        24%

Central America & the Caribbean region          136,820      120,046           14%           49,822        46,604         7%

Asia region                                      39,503       35,778           10%           12,434         7,314        70%
----------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations             (4,334)       4,790          N/A            (3,736)       (3,953)       (5%)
----------------------------------------------------------------------------------------------------------------------------------

TOTAL                                         2,239,135    2,219,245            1%          791,042       761,451         4%
==================================================================================================================================


OPERATING INCOME
----------------------------------------------------------------------------------------------------------------------------------
Mexico                                            790,543        739,242        7%           272,050       241,165       13%

U.S.A.                                            160,667        232,026      (31%)           73,971        87,727      (16%)

Spain                                             186,042        168,040       11%            57,037        53,806        6%

Venezuela                                          73,178         71,953        2%            28,205        28,065        0%

Colombia                                           60,325         56,063        8%            23,854        21,312       12%

Egypt                                              19,969         19,607        2%            11,953         8,247       45%

Central America & the Caribbean region             74,463         74,373        0%            28,283        27,521        3%

Asia region                                        (8,893)        (7,329)      21%            (2,748)       (7,156)     (62%)
----------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations             (261,132)      (296,580)     (12%)          (87,882)     (106,693)     (18%)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                           1,095,162      1,057,395        4%           404,722       353,995       14%
==================================================================================================================================


EBITDA
----------------------------------------------------------------------------------------------------------------------------------
Mexico                                            896,330        835,305        7%           307,823       273,865       12%

U.S.A.                                            270,650        337,197      (20%)          111,284       124,041      (10%)

Spain                                             240,007        208,642       15%            75,863        67,534       12%

Venezuela                                         108,735        102,866        6%            39,380        39,464       (0%)

Colombia                                           91,729         82,113       12%            35,627        30,761       16%

Egypt                                              41,698         48,549      (14%)           19,304        17,668        9%

Central America & the Caribbean region            101,818         93,212        9%            37,347        35,705        5%

Asia region                                        14,927         16,347       (9%)            5,074           478      962%
----------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations             (192,931)      (219,825)     (12%)          (61,715)      (84,452)     (27%)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                           1,572,962      1,504,406        5%           569,986       505,065       13%
==================================================================================================================================



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                                                                         Page 9

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

Operating Summary per Country

As a percentage of net sales


                                               January - September                     Third quarter
                                             -------------------------          -------------------------
OPERATING INCOME MARGIN                          2003         2002                  2003      2002
-------------------------------------------------------------------------------------------------------------
Mexico                                          40.0%        40.1%                 41.0%       38.1%
U.S.A.                                          12.6%        17.3%                 15.7%       18.4%
Spain                                           21.9%        24.4%                 20.4%       24.0%
Venezuela                                       32.8%        33.5%                 35.5%       35.7%
Colombia                                        39.2%        41.4%                 40.6%       43.1%
Egypt                                           21.4%        17.7%                 30.7%       23.0%
Central America & the Caribbean region          17.1%        20.6%                 18.7%       18.8%
Asia region                                     (6.2%)      (5.3%)                (6.1%)      (18.7%)
-------------------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                             20.7%        21.4%                 22.1%       20.6%
=============================================================================================================


EBITDA MARGIN
-------------------------------------------------------------------------------------------------------------
Mexico                                          45.4%        45.3%                 46.4%       43.3%
U.S.A.                                          21.3%        25.1%                 23.6%       26.0%
Spain                                           28.3%        30.3%                 27.1%       30.1%
Venezuela                                       48.7%        47.9%                 49.5%       50.3%
Colombia                                        59.7%        60.6%                 60.7%       62.2%
Egypt                                           44.7%        43.8%                 49.6%       49.4%
Central America & the Caribbean region          23.4%        25.8%                 24.7%       24.4%
Asia region                                     10.4%        11.8%                 11.2%        1.2%
-------------------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                             29.7%        30.5%                 31.1%       29.3%
=============================================================================================================




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                                                                        Page 10

                                                         [GRAPHIC OMITTED] CEMEX


VOLUME SUMMARY

Consolidated volume summary
Cement: Thousands of metric tons
Ready-mix: Thousands of cubic meters

                                             January -  September                                   Third quarter
                                          -----------------------------                     ---------------------------
                                                2003         2002            % Var.             2003             2002     % Var.
---------------------------------------------------------------------------------------------------------------------------------
Consolidated cement volume                     48,466       46,216             5%              16,851       15,974          5%
Consolidated ready-mix volume                  16,205       14,322            13%              5,568         5,046          10%
---------------------------------------------------------------------------------------------------------------------------------


Per-Country Volume Summary


                                              January - September        Third quarter
                                                                      --------------------        Third quarter 2003 Vs.
DOMESTIC CEMENT VOLUME                          2003 Vs. 2002             2003 Vs. 2002            Second quarter 2003
------------------------------------------------------------------------------------------------------------------------
Mexico                                                4%                      1%                        (3%)
U.S.A.                                               (1%)                     3%                         7%
Spain                                                 5%                      2%                        (8%)
Venezuela                                           (23%)                   (11%)                        8%
Colombia                                              4%                     12%                         21%
Egypt                                                (9%)                     1%                         10%
Central America & the Caribbean region               15%                      0%                        (8%)
Asia Region                                           1%                     (5%)                       (15%)
-------------------------------------------------------------------------------------------------------------------------



READY-MIX VOLUME
-------------------------------------------------------------------------------------------------------------------------
Mexico                                               14%                     10%                        (1%)
U.S.A.                                                3%                     (1%)                       (7%)
Spain                                                 6%                      9%                         2%
Venezuela                                           (16%)                    (6%)                       (6%)
Colombia                                             35%                     39%                         31%
Central America & the Caribbean region               129%                    26%                        (1%)
Asia Region                                          N/A                     N/A                         N/A
-------------------------------------------------------------------------------------------------------------------------



EXPORT CEMENT VOLUME
-------------------------------------------------------------------------------------------------------------------------
Mexico                                              (26%)                   (35%)                       (11%)
Spain                                               (19%)                   (39%)                       (19%)
Venezuela                                            17%                     37%                        (11%)
-------------------------------------------------------------------------------------------------------------------------



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                                                                        Page 11

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
PRICE SUMMARY

                                                                                               Third quarter 2003 Vs.
                                                   Third quarter 2003 Vs. 2002                 Second quarter 2003
                                              --------------------------------------     ----------------------------------
                                                    % Var.             % Var.                 % Var.            % Var.
DOMESTIC CEMENT PRICE                            U.S. dollar       Local currency          U.S. dollar      Local currency
---------------------------------------------------------------------------------------------------------------------------
Mexico (1)                                           (2%)                2%                     (5%)               (1%)
U.S.A.                                               (2%)               (2%)                    (1%)               (1%)
Spain                                                13%                (1%)                    (2%)               (1%)
Venezuela (1)                                         7%                (6%)                     1%                (4%)
Colombia                                             (2%)                4%                     (1%)               (1%)
Egypt                                                (6%)               25%                      6%                 9%
Central America & the Caribbean region (2)            1%                N/A                      7%                N/A
Asia Region (2)                                      18%                N/A                      6%                N/A
---------------------------------------------------------------------------------------------------------------------------


READY-MIX PRICE
---------------------------------------------------------------------------------------------------------------------------
Mexico (1)                                           (5%)               (0%)                    (3%)                1%
U.S.A.                                                0%                 0%                     (0%)               (0%)
Spain                                                13%                (2%)                    (5%)               (4%)
Venezuela (1)                                        20%                 5%                      4%                (1%)
Colombia                                             (0%)                5%                      1%                 2%
Central America & the Caribbean region (2)           (6%)               N/A                     (1%)               N/A
Asia Region (2)                                     (10%)               N/A                      3%                N/A
---------------------------------------------------------------------------------------------------------------------------


1) Local currency price variation for Mexico and Venezuela is presented in constant currency terms as of September 30, 2003.
2) Volume weighted-average price.




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                                                                       Page 12

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                                                       [GRAPHIC OMITTED] CEMEX

Definition of Terms and Disclosures
-------------------------------------------------------------------------------
Methodology for consolidation and presentation of results

CEMEX consolidates its results in Mexican pesos under Mexican generally accepted accounting principles. For the convenience of the reader, U.S. dollar amounts for the consolidated entity are calculated by converting the constant-Mexican peso amounts at the end of each quarter using the end of period Mexican peso/U.S. dollar exchange rate for each quarter. The exchange rates used to convert results for the third quarter of 2003, second quarter of 2003 and third quarter of 2002 are 11.00, 10.46 and 10.22 Mexican pesos per 1 U.S. dollar, respectively. CEMEX's weighted average inflation factor between September 30, 2002 and September 30, 2003 was 7.66%.

Per-country figures are presented in U.S. dollars for the convenience of the reader. In the consolidation process, each country's figures are converted to U.S. dollars (except CEMEX Mexico) and then to Mexican pesos under Mexican generally accepted accounting principles. Each country's figures presented in U.S. dollars at September 30, 2003 and September 30, 2002 can be converted to its original local currency amount by multiplying the U.S. dollar figure by the corresponding exchange rate provided below.

To convert September 30, 2002 U.S. dollar figures for Mexico and Venezuela to constant pesos and bolivars, respectively, as of September 30, 2003 it is necessary to first convert the September 30, 2002 U.S. dollars to the corresponding local currency (using the exchange rates provided below), and then multiply the resulting amount by the inflation rate factor provided in the table below.

                                September 30
                        ----------------------------            Inflation rate
Exchange rate                 2003         2002                    factor
-------------------------------------------------------------------------------
Mexico                       11.00        10.22                      1.040
Spain                         0.86         1.01
Venezuela                    1,600        1,474                      1.290
Colombia                     2,889        2,828
Egypt                         6.16         4.64
-------------------------------------------------------------------------------


The Central America & Caribbean region includes CEMEX's operations in Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico, as well as our trading operations in the Caribbean region. The Asia region includes CEMEX's operations in the Philippines, Taiwan, Thailand and Bangladesh.

CEMEX's quarterly reports before 2003 consolidated CEMEX's operations in Panama and the Dominican Republic into Venezuela. Beginning in 2003, CEMEX's Venezuelan operations do not include Panama and the Dominican Republic for presentation purposes, but are now consolidated into the Central America & Caribbean region. For comparison purposes, Venezuela's and Central America & Caribbean region's figures for 2002 were restated to make them comparable with the new disclosure procedures.

Definition of terms

EBITDA. Equals operating income plus depreciation and operating amortization. Free cash flow. Equals EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity, and other cash items. Capital expenditures. Maintenance spending on our cement and ready mix businesses, and expansion of current facilities of cement and ready mix. Equity obligations. Equal the outstanding US$650 million balance of preferred equity plus the outstanding US$66 million of preferred capital securities. Net debt. Equals total debt plus equity obligations, minus cash and cash equivalents. Interest plus preferred dividend coverage. Is calculated by dividing EBITDA for the last twelve months by the sum of interest expense and preferred dividend payments for the last twelve months (all amounts in constant currency terms). Net debt/EBITDA. Is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months (EBITDA in constant currency terms). Capitalization ratio. Is calculated by dividing the sum of total debt, the US$66 million outstanding preferred capital securities, and the present value of the forward agreements put in place to hedge our warrant obligations by the sum of total debt, the US$66 million outstanding preferred capital securities, the present value of the forward agreements put in place to hedge our warrant obligations and consolidated stockholders' equity.

Earnings per ADR

For the calculation of earnings per ADR, the number of average ADRs outstanding used was as follows: 323.3 million for the third quarter of 2003 and 304.2 million for the third quarter of 2002; 312.3 million for the first nine months of 2003, and 297.5 million for the first nine months of 2002.




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translation methodology Page 3 and other important disclosures.

                                                                     EXHIBIT 2


 Media Relations             Investor Relations              Analyst Relations
  Jorge Perez                Abraham Rodriguez             Jose Antonio Gonzalez
(52 81) 8888-4334            (52 81) 8888-4262                 (212) 317-6008


                           CEMEX
                           Bulding the future (TM)



                         CEMEX ANNOUNCES NON-DILUTIVE
                                EQUITY OFFERING

MONTERREY, MEXICO, October 1, 2003 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it and certain selling ADS holders intend, subject to market and other conditions, to commence a public offering of 25.5 million of its American Depositary Shares plus up to an additional 15% of that amount to cover over-allotments. This transaction will not increase the number of shares outstanding and thus will not dilute existing shareholders. Citigroup Global Markets Inc. will act as global coordinator for the offering.

The ADSs are being offered in connection with the unwinding of several forward contracts entered into between certain banks, including the selling ADS holders, and CEMEX. The selling ADS holders will receive the proceeds of the ADSs being sold by them in the offering, and have agreed to apply such proceeds against amounts CEMEX is obligated to pay under their forward contracts. The selling ADS holders have also agreed to remit to CEMEX any proceeds they receive from the offering in excess of the amount necessary to satisfy CEMEX's obligations under these forward contracts. As of September 30, 2003, the aggregate amount payable by CEMEX to the selling ADS holders under their forward contracts was approximately U.S.$450 million. The proceeds of the sales of the ADSs being offered by CEMEX will be applied against amounts CEMEX is obligated to pay under other forward contracts, with any excess due to CEMEX.

Subject to market conditions, CEMEX intends to use a portion of the net proceeds available to it to conduct a cash tender offer for all or a portion of its outstanding appreciation warrants, including appreciation warrants represented by American Depositary Warrants (NYSE: CX.WSB). However, CEMEX is under no obligation to proceed with the appreciation warrant tender offer.

CEMEX intends to use the remaining portion of the net proceeds available to it from the offering for general corporate purposes, including the repayment of debt.

Rodrigo Trevino, Chief Financial Officer, said: "This non-dilutive equity offering is in line with our objectives and stated financial strategy. We believe this is an important step and one of several that we have taken during the course of the year to simplify our capital structure."

Shelf Registration Statements relating to these securities have been filed with the Securities and Exchange Commission and are effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The offering is made solely by prospectus. Copies of the prospectus supplement and prospectus, when available, may be obtained from the Prospectus department of Citigroup Global Markets Inc. at the following address:

                            Brooklyn Army Terminal
                                140 58th Street
                              Brooklyn, NY 11220
                              Tel: (718) 765-6732
                              Fax: (718) 765-6734

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations primarily concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.


This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. The proposed ADS offering and cash tender offer for the appreciation warrants are dependent upon market conditions, which are subject to change. In addition, many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.